April 25, 2008

Via facsimile: (202) 772-9202 and EDGAR
Blair F. Petrillo, Esq.
United States Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 3561
Washington, D.C. 20549

Re:	Future Now Group Inc.
Amendment No. 3 to Registration Statement on Form S-1
Filed April 17, 2008
File No. 333-148391

Dear Ms. Petrillo:

We are counsel to Future Now Group Inc. (the “Company” or “our client”). On behalf of our client, we respond as follows to the comments of the Securities and Exchange Commission Staff (the “Staff”), dated April 24, 2008, relating to the above-captioned registration statement. Please note that for the Staff’s convenience, we have recited the Staff’s comment and provided the Company’s response to the comment immediately thereafter. Please also note that our client has informed us that, since the date of filing of Amendment No. 3, the Company made a partial principal payment on the $475,000 bridge convertible note, so that the balance of such note is $399,709.72. We will make this change in the 424(b) prospectus after effectiveness.

Security Ownership of Certain Beneficial Owners and Managers, page 13

1.
Please revise the beneficial ownership table to aggregate the ownership of Professional Offshore Opportunity Fund, Ltd. and Professional Traders Fund, LLC since the entities are majority owned by Messrs. Berger and Swickle, who have investment and voting control. You should retain footnote five to explain the ownership differences in the two entities. Refer to Rule 13d-3(c) of the Securities Exchange Act of 1934.

The Company has revised the beneficial ownership table in accordance with the Staff’s comment and has attached clean and redlined pages containing such table, which have been marked to show changes from the table provided in Amendment No. 3.

Should you have any additional questions, please do not hesitate to contact me.

Very truly yours,

/s/ Kristin J. Angelino
Kristin J. Angelino, Esq.

Enclosures